Exhibit 12.1
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2017
and the year to date March 31, 2018

	Year Ended December 31,					Three Months Ended March 31,
	2013	2014	2015	2016	2017	2018
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,224	$1,305	$1,311	$1,363	$1,427	$310
Distributed income of equity investees	4	2	—	12	12	2
Interest expense, net of amounts capitalized	259	255	274	302	305	79
Interest component of rental expense	17	18	19	20	22	3
AFUDC - Debt funds	11	18	22	11	15	5
Earnings as defined	$1,515	$1,598	$1,626	$1,708	$1,781	$399
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$240	$241	$264	$278	$283	$73
Interest on affiliated loans	7	7	7	8	9	2
Interest on interim obligations	—	—	—	—	—	—
Amortization of debt discount, premium and expense, net	13	14	14	16	17	4
Other interest charges	10	11	11	10	11	4
Interest component of rental expense	17	18	19	20	22	4
Fixed charges as defined	$287	$291	$315	$332	$342	$87
RATIO OF EARNINGS TO FIXED CHARGES	5.27	5.49	5.16	5.14	5.21	4.59